EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

There was an NAV error in the Huber Capital Equity Income Fund on March 20 – 21, 2008 due to a missed trade ticket by U.S. Bancorp Fund Services, LLC, fund accounting department.  The error was caught when the trade settled in custody.  The NAV was overstated by $0.15 and $0.06, respectively.  There was no shareholder activity on either day, so therefore, no reprocessing was necessary.